January 9, 2015

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             USA Compression Partners, LP
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 001-35779

Ladies and Gentlemen:

Set forth below are the responses of USA Compression Partners, LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 29, 2014, with respect to Form 10-K of the Partnership for the Fiscal Year Ended December 31, 2013, File No. 001-35779, filed with the Commission on February 20, 2014 (the “2013 Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the 2013 Form 10-K unless otherwise specified.

Selected Financial Data, page 33

1.                                      In future filings, please present earnings per common unit and cash dividends declared per common unit within your selected financial data. Refer to Instruction 2 to Item 301 of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment. In future filings, we will include earnings per common unit and cash distributions (the Partnership’s equivalent of dividends) declared per common unit within our selected financial data.

Securities and Exchange Commission

January 9, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Financial Results of Operations, page 42

2.                                      We note that throughout your analysis of results for 2013, you refer to increases resulting from your acquisition of S&R. For the ease of your readers, please quantify the impact of this acquisition on each line item in your statements of operations, where material and practicable, within your MD&A analysis of results of operations. We believe it improves investor understanding of the relative magnitude of each underlying factor that drove changes in your results of operations if the impact of each significant underlying factor is quantified in a single location within your filing. Additionally, as it appears that the majority of the increase in your contract operations revenue resulted from organic growth, please revise future filings to better explain why customer demand increased during 2013 so that investors can better assess the extent to which past results are indicative of future results.

RESPONSE:                            We acknowledge the Staff’s comment. The Partnership respectfully advises the Staff that it intends to streamline its future disclosures (including comparative results for prior periods) to enhance its effectiveness by reducing repetition and focusing the disclosure in a manner consistent with SEC Release 33-8350 and Mr. Keith F. Higgins’s April 2014 speech. The following is what such disclosure addressing the Staff’s comment would have looked like had such disclosure been provided in the 2013 Form 10-K, beginning on page 42 (bold indicates language added to, and strikethrough indicates language deleted from, the 2013 Form 10-K):

Contract operations revenue. Contract operations revenue was $150.4 million for the year ended December 31, 2013 compared to $116.4 million in 2012, an increase of 29.2%. The increase in revenue was attributable to both organic growth as well as the S&R Acquisition.  During 2013, we have seen an increase in overall natural gas activity in the U.S. and as a result have experienced an increase in demand for our compression services. Because the demand for our services is driven primarily by production of natural gas, we have focused our activities in areas of attractive growth, which are generally found in certain shale and unconventional resource plays, as discussed above under the headings “—General Trends and Outlook” and “Factors That Affect Our Future Results”.   The S&R Acquisition accounted for $14.5 million of revenue from the date of acquisition (August 30, 2013) through December 31, 2013.  Average revenue generating horsepower increased from 749,821 for the year ended December 31, 2012 to 902,168 for the year ended December 31, 2013, an increase of 20.3%, of which 13.8% is ~~primarily~~ due to growth in our core midstream compression and 6.5% is due to ~~assets along with~~ the addition of assets in connection with the S&R Acquisition. Average revenue per revenue generating horsepower per month increased from $13.39 for the year ended December 31, 2012 to $14.15 for the year ended December 31, 2013, an increase of 5.7%, of which 4.7% is ~~primarily~~ due to higher revenue per horsepower per month from the gas lift compression units that were acquired in the S&R Acquisition. There were 2,137 revenue generating compression units at December 31, 2013 compared to 978 at December 31, 2012, a 118.5% increase, of which 109.8% is ~~primarily~~ due to

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January 9, 2015

the S&R Acquisition and 8.7% is due to organic growth in our core midstream compression assets. Revenue generating horsepower was 1,070,457 at December 31, 2013 compared to 794,324 at December 31, 2012, a 34.8% increase, of which 15.7% is ~~primarily~~ due to growth in our core midstream compression assets and 19.1% is due to ~~along with~~ the S&R Acquisition.

Parts and service revenue. Parts and service revenue was $2.6 million for the year ended December 31, 2013 compared to $2.4 million in 2012, or a 6.0% increase.

Cost of operations, exclusive of depreciation and amortization. Cost of operations was $48.1 million for the year ended December 31, 2013 compared to $37.8 million for the year ended December 31, 2012, an increase of 27.3%. The increase is primarily attributable to the increase in our fleet size as a result of the organic growth described above and the S&R Acquisition. The following costs increased as a result of the organic growth of our fleet size ~~Certain cost increases consisted of~~ (1) a $1.5 ~~$2.8~~ million increase in lubrication oil expenses due to a 21.7% increase in gallons consumed, partially offset by a 3.9% decrease in the average price per gallon paid, (2) a $2.4 ~~$4.3~~ million increase in direct labor expenses, (3) a $0.9 million increase in training and safety expense, ~~(4) a $0.4 million increase in maintenance parts and (5)~~ (4) a $0.2 ~~$0.6~~ million increase related to vehicle tools and gasoline and (5) a $4.4 million increase in cost of operations due to the S&R Acquisition. ~~These factors are primarily attributable to the increase in our fleet size due to organic growth and four months of operations related to the assets acquired in the S&R Acquisition.~~ In addition, business and property insurance increased by $0.4 million primarily due to certain insurance claims on our compression units and the increase in the size of our fleet. The cost of operations was 31.5% of revenue for the year ended December 31, 2013 as compared to 31.8% for the year ended December 31, 2012.

Selling, general and administrative expense. Selling, general and administrative expense was $27.6 million for the year ended December 31, 2013 compared to $18.3 million for the year ended December 31, 2012, an increase of 51.0%. Approximately ~~$3.5~~ $3.1 million of the increase in selling, general and administrative expense is related to a rise in salaries and benefits due to (i) an increase in employee headcount to support operations and sales management and (ii) the addition of certain executive positions to operate as a public company. Additionally, the Partnership expensed $1.3 million of unit-based compensation expense related to the issuance of phantom units in 2013 under the Partnership’s 2013 Long-Term Incentive Plan. Other significant increases included (1) $0.5 ~~a $0.6~~ million of ~~due to~~ increased sales support costs, (2) $3.8 million of increased professional fees, including $2.1 million related to the S&R Acquisition, ~~and~~ (3) $0.3 million of increased computer hardware and software expenses, all of which were attributable to increased employee headcount and support services and (4) $0.6 million of increased expenses due to the S&R Acquisition, primarily related to personnel costs. In addition, business and property insurance increased by $0.6 million due to certain insurance claims on our compression units and the increase in the size of our fleet and were offset by a $1.0 million decrease in management fees that are no longer owed by the Partnership subsequent to its initial public offering. The selling, general and administrative employee headcount was 86 (including 6 as a result of the S&R Acquisition) at December 31, 2013, a 45.8% increase from December 31, 2012. The selling, general and administrative employee headcount increased to support the continued growth of the business, including the S&R Acquisition. Selling, general

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January 9, 2015

and administrative expense represented 18.0% and 15.4% of revenue for the years ended December 31, 2013 and 2012, respectively.

Depreciation and amortization expense. Depreciation and amortization expense was $52.9 million for the year ended December 31, 2013 compared to $41.9 million for the year ended December 31, 2012, an increase of 26.4%. The increase was related to an increase in property, plant and equipment, including the S&R Acquisition, of 39.8% for the year ended December 31, 2013 as compared to December 31, 2012. For the period of August 30, 2013 to December 31, 2013 the S&R Acquisition accounted for $3.7 million of depreciation and amortization.

Interest expense. Interest expense was $12.5 million for the year ended December 31, 2013 compared to $15.9 million for the year ended December 31, 2012, a decrease of 21.5%. Included in interest expense is amortization of deferred loan costs of $2.2 million and $1.9 million for the years ended December 31, 2013 and 2012, respectively. Interest expense for both periods was related to borrowings under our revolving credit facility. Average borrowings outstanding under our revolving credit facility were $370.8 million for the year ended December 31, 2013 compared to $442.1 million for the year ended December 31, 2012. Our revolving credit facility had an interest rate of 2.17% and 2.96% at December 31, 2013 and 2012, respectively, and an average interest rate of 2.43% and 2.99%, excluding the effects from the interest rate swap instruments discussed below for 2012, for the year then ended, respectively. The composite fixed interest rate for $140 million of notional coverage under three interest rate swap instruments was 2.52% at December 31, 2011 plus the applicable margin of 2.75%. These interest rate swaps expired during 2012. We did not designate our swap agreements as cash flow hedges. As a result, amounts paid or received from the interest rate swaps were charged or credited to interest expense. For the year ended December 31, 2012, we recorded a fair value gain of $2.2 million, with respect to these swaps as a reduction in interest expense.

Income tax expense. We incurred approximately $279,972 and $196,040 in franchise tax for the years ended December 31, 2013 and 2012, respectively, as a result of the Texas franchise tax.

Liquidity and Capital Resources, page 45

Net Cash Provided by Operating Activities, page 45

3.                                      We note that your trade accounts receivable increased disproportionately when compared to the increase in your revenues. Please tell us why your trade accounts receivable increased from approximately 7% of annual revenues at December 31, 2012 to approximately 13% of annual revenues at December 31, 2013, including clarifying whether you changed the terms of your trade accounts receivable or whether this is due to a change in the mix of services provided between services that are billed in advance of or after the services are rendered. Also tell us how you considered specifically discussing this item in your analysis of liquidity given the materiality of this increase in trade accounts receivable to your results and operating cash flows.

Securities and Exchange Commission

January 9, 2015

RESPONSE:                            The primary driver of the increase in the ratio of accounts receivable over annual revenues is the increase in the average number of days that it takes the Partnership to collect cash after invoicing our customers, which we refer to as Average Days Sales Outstanding.  Our Average Days Sales Outstanding increased approximately eight days during 2013.  This was due in part to the establishment of new customer relationships, both organically and as a result of the S&R Acquisition, and these customers tend to pay closer to the due dates of their respective bills and in certain instances after the due date.  Our more established customers pay more promptly than new customers. We did not believe that the modest increase in Average Days Sales Outstanding was material to the overall liquidity of the Partnership. We will consider any trends materially impacting liquidity and disclose to the extent warranted in future filings.

The increase in Average Days Sales Outstanding was also due in part to the addition of new customers in 2013 with different billing terms.  Certain of our customers are invoiced at the beginning of the month of service while most are invoiced 30 days in advance of the month of service.  The invoice term for most of our customers is due upon receipt, while certain customers have 30-day terms.  Many of the new customers added in 2013 as a result of the S&R Acquisition had 30-day terms on their invoices, which contributed to the modest increase in Average Days Sales Outstanding.

A second factor contributing to the increase in the ratio of accounts receivable over annual revenues is that the Partnership only had four months of revenues from the S&R Acquisition.  Giving pro forma effect to the S&R Acquisition as if it had occurred on January 1, 2013 would have resulted in accounts receivable being approximately 11% of pro forma 2013 revenue.

Capital Expenditures, page 46

4.                                      We note that you discussed your 2014 capital expenditures in your fourth quarter 2013 earnings call in response to an analyst question. In future filings, please disclose your capital expenditure projections for the following year so that an investor is aware of this anticipated significant cash outlay in the following year. Also, please expand your disclosure to provide management’s insight into any trends or significant fluctuations for each type of capital expenditure. Refer to Item 303(a) of Regulation S-K. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

RESPONSE:                            We acknowledge the Staff’s comment. In future 10-K filings, we will disclose our capital expenditure projections for the following year and provide management’s insight on any trends or significant fluctuations for each type of capital expenditure. Disclosure regarding such trends or significant fluctuations in the 2013 Form 10-K would have been included on page 46 and read as follows (bold indicates language added to, and strikethrough indicates language deleted from, the 2013 Form 10-K):

Securities and Exchange Commission

January 9, 2015

Capital Expenditures

The compression business is capital intensive, requiring significant investment to maintain, expand and upgrade existing operations. Our capital requirements have consisted primarily of, and we anticipate that our capital requirements will continue to consist primarily of, the following:

•                  maintenance capital expenditures, which are capital expenditures made to replace partially or fully depreciated assets, to maintain the operating capacity of our assets and extend their useful lives, or other capital expenditures that are incurred in maintaining our existing business and related cash flow; and

•                  expansion capital expenditures, which are capital expenditures made to expand the operating capacity or revenue generating capacity of existing or new assets, including by acquisition of compression units or through modification of existing compression units to increase their capacity.

We classify capital expenditures as maintenance or expansion on an individual asset basis. We expect that our maintenance capital expenditure requirements will continue to increase as the overall size and age of our fleet increases. Our aggregate maintenance capital expenditures for the years ended December 31, 2013 and 2012 were $14.3 million and $13.3 million, respectively.

Given our growth objective and anticipated increase in demand from our customers as a result of the increasing natural gas activity described above under the heading “—Factors That Affect Our Future Results,” we anticipate that we will continue to make significant expansion capital expenditures. Without giving effect to any equipment we may acquire pursuant to any future acquisitions, we currently plan to make approximately $235 million in expansion capital expenditures and $19 million in maintenance capital expenditures during 2014. Our expansion capital expenditures for the years ended December 31, 2013 and 2012 were $323.7 million and $166.7 million, respectively. Of the $323.7 million, $178.5 million (including $120.0 million of fixed assets, $7.6 million of intangible assets and $51.0 million of goodwill) related to the S&R Acquisition and was financed through the issuance of 7,425,261 common units to S&R’s owners.

5.                                      Please disclose in future filings whether you incurred any capital expenditures that had an element of both expansion capital expenditures and maintenance capital expenditures, such as expenditures that both maintained operating capacity and increased operating income or cash flow. If so, please revise your disclosure to quantify the portion allocated to expansion capital expenditures for each of the periods presented. Please also disclose whether you classify capital expenditures as maintenance or expansion by individual assets, by project, or based on some other asset grouping. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

RESPONSE:                            We do not currently have any capital expenditures that have elements of both expansion and maintenance characteristics. We make the determination as to whether a

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January 9, 2015

particular capital expenditure constitutes expansion or maintenance capital at the individual asset level and incur the applicable capital expenditures utilizing the metrics described in our response to Staff comment 4 above.  If in future years we have significant capital expenditures that could be identified as both growth and maintenance we will disclose them accordingly.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-5

6.                                      In future filings, please disclose information relating to your noncash investing and financing activities either at the bottom of your statement of cash flows or in your footnotes. We note on page F-16 that certain limited partners elected to receive distributions in the form of additional common units, which appears to constitute a noncash financing activity. Refer to ASC 230-10-50-3 through 50-6.

RESPONSE:                            We acknowledge the Staff’s comment.  In future filings, we will clarify our disclosure by including noncash investing and financing activities either at the bottom of our statement of cash flows or in the footnotes, including the noncash activity related to certain limited partners who elect to receive distributions in the form of additional common units and are enrolled in our Distribution Reinvestment Plan.

Notes to Consolidated Financial Statements, page F-6

(3) Acquisition, page F-9

7.                                      We note your disclosure that the S&R Acquisition “had an effective date (from a standpoint of revenues and selected costs) of June 30, 2013.” We further note your disclosure that the S&R Acquisition “was not included in [your] consolidated results until the closing date of August 30, 2013.” Please confirm our assumption, if true, that the reference to S&R’s revenues and costs as of June 30, 2013 solely relates to your calculation of purchase price adjustments and is not intended to convey that you included any revenues or costs of S&R within your consolidated financial statements prior to August 30, 2013. Please revise future filings to clarify this matter to your investors.

RESPONSE:                            We acknowledge the Staff’s comment and confirm the Staff’s understanding that the reference to S&R’s revenues and costs as of June 30, 2013 solely relate to our calculation of the purchase price adjustment; it is not intended to convey that we included any revenues or costs of S&R within our consolidated financial statements prior to August 30, 2013. We will add disclosure to future filings clarifying this matter.

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January 9, 2015

(6) Partner’s Capital, page F-15

Earnings Per Common and Subordinated Unit, page F-17

8.                                      We note on page F-18 that your vested phantom units issued in connection with your long-term incentive plan participates in dividends through a distribution equivalent right (“DER”). Please tell us and disclose in future filings how your DERs were considered when presenting earning per share on the two-class method. Refer to ASC 260.

RESPONSE:                            For the year ended December 31, 2013, the Partnership calculated earnings per unit utilizing the two class method in accordance with ASC 260.  During that period, the Partnership’s subordinated units and incentive distribution rights both meet the definition of participating securities as defined in ASC 260.  The unvested phantom units were not considered to be participating securities as the phantom unit and corresponding DER are forfeitable.  ASC 260-10-45-61A requires unvested share based payments with nonforfeitable dividend rights to be classified as participating securities for purposes of calculating the two class method of earnings per unit:

ASC 260-10-45-61A - Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method under the requirements of paragraph 260-10-45-60A.

ASC 260-10-45-60A - All securities that meet the definition of a participating security, irrespective of whether the securities are convertible, nonconvertible, or potential common stock securities, shall be included in the computation of basic EPS using the two-class method.

For the year ended December 31, 2013, the DERs related to unvested phantom units remained unpaid until the underlying phantom units vested, at which point the entire DER balance was paid to the holder of the vested phantom units, which convert to common units upon vesting. Accumulated but unpaid DERs were never paid if the underlying phantom unit award was forfeited.  As such, the unvested phantom units were not included in basic earnings per unit under the two class method.  The unvested phantom units were included in the calculation of diluted earnings per unit using the treasury stock method. We will add disclosure to future filings to clarify this accounting for the 2013 period.

*                                         *                                         *                                         *                                         *

Securities and Exchange Commission

January 9, 2015

As requested in your comment letter, we hereby acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

USA COMPRESSION PARTNERS, LP

BY: USA Compression GP, LLC

By:	/s/ Joseph C. Tusa, Jr.
Name:	Joseph C. Tusa, Jr.
Title:	Vice President, Chief Financial Officer and Treasurer

cc:                                Yong Kim, Securities and Exchange Commission
J. Gregory Holloway, USA Compression Partners, LP
Lauren E. Dean, USA Compression Partners, LP
E. Ramey Layne, Vinson & Elkins L.L.P.
Milam F. Newby, Vinson & Elkins L.L.P.